HOLLINGER INC.

STATUS UPDATE: DECEMBER 2, 2005

TORONTO, Ontario, December 2, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

Hollinger and the U.S. Securities and Exchange Commission have agreed to an extension of the Escrow and Custodial Agreement dated March 1, 2005 to February 28, 2006.

On November 18, 2005, Ernst & Young Inc. (the "Inspector") filed with the Ontario Superior Court of Justice the tenth report of its inspection (the “Inspection”) of certain of Hollinger's related-party transactions.

Financial Statements

As previously reported, Hollinger's 2003 and 2004 annual financial statements cannot currently be completed and audited for various reasons.

Hollinger has also been unable to file its annual financial statements, Management’s Discussion & Analysis and Annual Information Form for the years ended December 31, 2003 and 2004 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, June 30, and September 30, 2005.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger's auditors.

The Audit Committee is considering alternatives to provide additional financial information to the public.

Inspection

Ernst & Young Inc., the court-appointed Inspector, has now provided 10 reports regarding its inspection of Hollinger. Through November 25, 2005, the cost to Hollinger of the Inspection (including the costs associated with the Inspector and its legal counsel, as well as Hollinger's legal counsel) is in excess of C$14.2 million.

Supplemental Financial Information

As of the close of business on November 25, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$59.2 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the November 25, 2005, closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$9.05, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$142.7 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and (b) approximately US$572.0 thousand in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes).

There is currently in excess of US$136.2 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which The Ravelston Corporation Limited (“Ravelston”) and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, the Receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (Collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities" and own, in aggregate, approximately 78% of the outstanding Retractable Common Shares of Hollinger). The Court has extended the stay of proceedings against the Ravelston Entities to March 17, 2006

On August 18, 2005, the United States Attorney for the Northern District of Illinois returned an indictment (the “Indictment”) against Ravelston and others pursuant to which they have been charged with five counts of mail fraud and two counts of wire fraud in violation of Title 18, United States Code, Sections 1341, 1343, 1346, and 2. The Receiver on behalf of Ravelston has now been served with the Indictment.

On October 3, 2005, the Receiver brought a motion seeking certain relief and direction with respect to the Indictment. Specifically, the Receiver requested that the Court grant an Order (the “Indictment Order”) authorizing and directing the Receiver on behalf of Ravelston to voluntarily accept service of the summons to the Indictment and voluntarily appear and enter a plea of not guilty on behalf of Ravelston. The Court granted this relief on October 4, 2005. Counsel for Conrad Black appealed that decision. The Ontario Court of Appeal heard a motion on October 18, 2005 and, on November 10, 2005, denied leave to appeal. On November 20, 2005, counsel for Conrad Black indicated that Mr. Black was abandoning his appeal and the motion to stay the Indictment Order returnable on November 22, 2005 was withdrawn. On November 22, 2005, the Receiver voluntarily appeared on the Indictment and entered a plea of not guilty on behalf of Ravelston.

On November 21, 2005, the Court granted the Receiver certain relief with respect to, inter alia, funding of the estate fees and disbursements, an extension of the Claims Bar Date from December 15, 2005 to February 16, 2006, and an extension of the stay of proceedings to March 17, 2006.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, and a portfolio of news media investments. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com